Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 2 to the Registration Statement of Angion Biomedica Corp. on Form S-1 (No. 333-195261), to be filed on or about August 22, 2014 of our report dated March 3, 2014, on our audit of the consolidated financial statements as of December 31, 2013 and 2012 and for each of the years in the two year period ended December 31, 2013. Our report included an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-1.

/s/ EisnerAmper LLP

Iselin, New Jersey

August 22, 2014